Exhibit 99.1

NEWS RELEASE

November 19, 2014

OPLINK TO BE ACQUIRED BY KOCH INDUSTRIES

FOR $24.25 PER SHARE IN CASH

Oplink to be managed by Molex

Transaction to significantly expand Molex’s fiber optic capabilities

FREMONT, Calif. and WICHITA, Kan. — November 19, 2014 — Oplink Communications, Inc. (OPLK) and Koch Industries, Inc., today announced that they have reached a definitive agreement for Koch Optics, Inc., a wholly owned Koch Industries subsidiary, to acquire Oplink, a leader in optical components and systems, in an all-cash transaction for approximately $445 million.  Under the terms of the agreement, which has been approved by each company’s Board of Directors, Koch Optics will commence a tender offer and subsequent merger for all of the outstanding shares of Oplink common stock for $24.25 per share.

The purchase price represents a 26% premium to the average closing price for the 30 days prior to the announcement and a 14% premium to the closing price on November 18, 2014.  The closing of the tender offer is subject to customary conditions, including United States antitrust clearance. The transaction is not conditioned on financing.

Oplink will be managed by Molex, a global electronics components company and Koch Industries subsidiary.  The transaction represents an expansion of Koch’s technology platform operated under Molex.

“Oplink will significantly expand Molex’s fiber optic capabilities for technology development and new product innovation,” said Tim Ruff, Molex’s senior vice president, business development and corporate strategy. “This is a great example of how we are growing our capabilities in our target markets by combining Molex’s global presence and technological leadership with key industry leaders to provide customers with innovative solutions.”

Joe Liu, CEO of Oplink commented, “This compelling transaction provides our shareholders with immediate and substantial cash value for their investment.  We are excited to join forces with Molex and its strong brand, global reach and leading technologies to expand our offerings and better serve our customers.  Our Board is confident that this combination is in the best interests of our shareholders and will create a stronger and more comprehensive offering for the fast growing wireless, datacom, metro and long-haul telecom markets.”

“Oplink’s team brings a broad range of talent and capabilities that are complementary to Molex. Our combined organizations will enable us to create more value for our customers and will accelerate our development of complete integrated optical solutions,” said Doug Busch, vice president and general manager of Molex’s Global Fiber Optic business.

Cowen and Company, LLC acted as exclusive financial advisor to Oplink, and Covington and Burling LLP acted as the company’s legal counsel.  Goldman, Sachs & Co. acted as Koch’s financial advisor, and Latham & Watkins LLP acted as its legal counsel.

About Oplink Communications, Inc.

Oplink, headquartered in Fremont, California, is a leading provider of optical communication components, intelligent modules and subsystems. The company offers advanced solutions in DWDM and CWDM bandwidth creation, optical amplification, switching & routing, wavelength conditioning, monitoring & protection, connectivity and system-level integration, as well as a broad portfolio of optical transceivers for metro WDM, aggregation and access applications. Oplink supplies to global leading and emerging telecommunications, data communications and cable TV equipment makers. Oplink owns multiple research and manufacturing facilities in Asia. To learn more about Oplink, visit its web site at www.oplink.com.

About Koch Industries, Inc.

Based in Wichita, Kansas, Koch Industries (www.kochind.com) is one of the largest private companies in America with annual revenues of about $115 billion, according to Forbes. It owns a diverse group of companies involved in refining, chemicals, grain processing and biofuels; forest and consumer products; fertilizers; polymers and fibers; process and pollution control equipment and technologies; electronic components; commodity trading; minerals; energy; ranching; glass; and investments. Since 2003, Koch companies have invested approximately $65 billion in acquisitions and other capital expenditures. With a presence in about 60 countries, Koch companies employ more than 100,000 people worldwide, with about 60,000 of those in the United States. From January 2009 to present, Koch companies have earned more than 930 awards for safety, environmental excellence, community stewardship, innovation, and customer service.

About Molex Incorporated

Headquartered in Lisle, Illinois, Molex (www.molex.com) delivers complete interconnect solutions for markets that include data communications, telecommunications, consumer electronics, industrial, automotive, commercial vehicle, aerospace and defense, medical, and lighting. Established in 1938, the company operates 45 manufacturing locations in 17 countries.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Oplink Communications, Inc. common stock described in this press release has not commenced. At the time the tender offer is commenced, Koch Optics, Inc., an indirect, wholly owned subsidiary of Koch Industries, Inc., will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission and Oplink will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Oplink security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov.

FORWARD-LOOKING STATEMENTS: Any statements made regarding the proposed transaction between Koch Industries, Inc. and Oplink Communications, Inc., the expected timetable for completing the transaction, the successful integration of the business, the benefits of the transaction, earnings and any other statements contained in this news release that are not purely historical fact are forward-looking statements that are based on management’s beliefs, certain assumptions and current expectations.  These statements may be identified by their use of forward-looking terminology such as the words “expects,” “projects,” “anticipates,” “intends” and other similar words.  Such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected.  These risks and uncertainties include, but are not limited to, general economic, business and market conditions and the satisfaction of the conditions to closing of the proposed transaction.  For a more complete discussion of certain of the risks and uncertainties that could cause actual results to differ from those contained in the forward-looking statements, see the discussion of risks and uncertainties in Oplink’s annual report on Form 10-K for the fiscal year ended June 29, 2014 and other SEC filings.  The forward-looking statements contained in this news release are made as of the date hereof, and we do not undertake any obligation to update any forward-looking statements, whether as a result of future events, new information or otherwise.

Contact:

Oplink Media Contacts:

Steven Goldberg / Megan Bouchier / Reze Wong

Sard Verbinnen & Co

415-618-8750

Koch Media Contact:

Melissa Cohlmia

Managing Director, Corporate Communications

Koch Companies Public Sector, LLC

316-828-3756 or melissa.cohlmia@kochps.com